SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09047411

November 25, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published November 25, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 25, 2009	Press Release	Skanska creates global unit for green business – Cecilia Fasth appointed Green Business Officer (GBO)	law and by the listing agreement with Stockholm Stock Exchange

SEC Mail Processing
Section

DEC 01 2009

Washington, DC
110

File Number 82-34932

SKANSKA

Press Release

November 25, 2009
8:30 am CET

Skanska creates global unit for green business – Cecilia Fasth appointed Green Business Officer (GBO)

Skanska is establishing a new global unit charged with supporting the Group's worldwide operations in the rapid dispersal and commercialization of technology, solutions and business models for green construction.

The venture is an extension of Skanska's intensive work in recent years to map and develop various global solutions, methods and pilot projects to create buildings that are energy-efficient and have low environmental impact.

The new unit for green business will be called Skanska Green Business and will be headed from Stockholm but will have employees throughout Skanska's operations in Europe and the United States. Cecilia Fasth will head the new unit as GBO at Skanska and will report to Skanska's President and CEO Johan Karlström.

"Increasing the pace of, spreading and commercializing green construction globally is currently the highest priority at Skanska. The company realizes that green construction is becoming a mature product. The technology and competence required to construct energy-efficient and environmentally correct projects on a large scale is now available and it also makes for economically viable business. Accordingly, now is the time to act," says Johan Karlström, President and CEO of Skanska.

"Skanska has already experienced growing demand and the environment will benefit from more customers promptly gaining access to modern green solutions. At the same time, Skanska foresees a multi-billion market in Swedish Kronor (SEK) with strong growth potential," says Johan Karlström.

Buildings currently account for 40 percent of global carbon emissions during their lifetime, which is more than, for example, the automotive industry where there now is a rapid progression toward more fuel-efficient cars. Skanska wants to lead a corresponding development in the construction sector.

"Skanska's construction standards are already much more energy efficient now than a few years ago, without costs ultimately rising. At the same time, there is a rapid progression toward the environmental labeling of buildings through such standards as the international LEED system. By quickly offering a broad range of attractive solutions, an increasing number

of Skanska's customers can lower their costs while simultaneously making an environmental effort," says Cecilia Fasth, Green Business Officer (GBO) and head of Skanska Green Business.

Skanska Green Business will work to enhance the green offering for Skanska's customers. This may include solutions and agreements regarding continuous upgrades to ensure that a property remains as energy efficient as possible, even years after it was constructed or renovated.

"Skanska will offer its customers the most functional and financially attractive green solutions. As a global company, Skanska has the ability to optimize the best features from across the globe and rapidly spread them," says Cecilia Fasth.

Cecilia Fasth has worked at Skanska since 1996 and held a number of positions in commercial property development. She has been President of Skanska Fastigheter Gothenburg since 2006.

For further information please contact:

Cecilia Fasth, Green Business Officer (GBO), Skanska,
tel +46 10 448 44 16, +46 70 528 38 15.
Peter Gimbe, Press Officer Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.